Scott D. Fisher
212 378 7507
sfisher@steptoe.com

1114 Avenue of the Americas
New York, NY 10036
212 506 3900 main
www.steptoe.com

Steptoe

June 30, 2020

Via Kiteworks

Ms. Jeanette Marshall
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re: Long-Term Stock Exchange, Inc. - Amendment No. 9 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find Amendment No. 9 to LTSE's Form 1 Application.

Please note that this Amendment reflects the updates to the Form 1 Exhibit listed below. We understand that any exhibit or addendum not listed below has not changed since LTSE's initial filing on November 9, 2018, as amended by Amendment No. 1 filed on February 26, 2019, Amendment No. 2 filed on April 3, 2019, Amendment No. 3 filed on September 6, 2019, Amendment No. 4 filed on November 7, 2019, Amendment No. 5 filed on January 6, 2020, Amendment No. 6 filed on January 10, 2020, Amendment No. 7 filed on February 7, 2020, and Amendment No. 8 filed February 21, 2020.

Exhibit D	Narrative Response
Addendum D-1	LTSE Group, Inc. Unaudited Financial Statements for Fiscal Year 2019
Addendum D-2	LTSE Services, Inc. Unaudited Financial Statements for Fiscal Year 2019
Exhibit I	Narrative Response
Addendum I-1	LTSE Audited Financial Statements for Fiscal

Steptoe

	Year 2019
Exhibit K	Narrative Response
Exhibit M	Narrative Response
Exhibit N	Narrative Response

This Amendment is being submitted pursuant to the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (June 18, 2020) permitting filings to be made without a notarization. Notification has been made to the Division staff in writing that notarization could not be obtained due to difficulties arising from COVID-19 and, therefore, is making the filing without a notarization.

Please feel free to contact me at 212-378-7507. Thank you.

Regards,

Scott D. Fisher

Enclosures

Cc: Mr. Howard Steinberg, Long-Term Stock Exchange, Inc.
Mr. Gary Goldsholle, Long-Term Stock Exchange, Inc.

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/30/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   101 Greenwich St, STE 11A, New York, NY 10006

   20012261

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

   646-956-5874 (Telephone) N/A (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Gary Goldsholle (Name) Chief Regulatory Officer (Title) 202-580-5752 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Scott D. Fisher, Steptoe & Johnson LLP
   1114 Avenue of the Americas
   New York, NY 10036

7. Provide the date applicant's fiscal year ends: 12/31

8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/26/17 (b) State/Country of formation: DE / USA

   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/30/20 (MM/DD/YY) Long-Term Stock Exchange, Inc. (Name of applicant)

By: /s Gary Goldsholle (Signature) Gary Goldsholle, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________ (Notary Public)

My Commission expires _______________ County of _________________ State of ________________________

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Signed without notarization pursuant to Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (June 18, 2020)

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2022
Estimated average burden hours per response	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**

OFFICIAL USE

OFFICIAL USE ONLY

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the ' number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2020
Date as of which the information is accurate: June 30, 2020

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Addendum

Unaudited Financial Statements of LTSE Group, Inc. for the fiscal year ending 12/31/19 .... D-1

Unaudited Financial Statements of LTSE Services, Inc. for the fiscal year ending 12/31/19 .... D-2

Addendum D-1

Unaudited Financial Statements of LTSE Group, Inc.

for the fiscal year ending 12/31/19

LTSE Group, Inc.

Financial Statements (Unaudited)

As of December 31, 2019 and for the Period from
February 1, 2019 (Inception) through December 31, 2019

armanino

TABLE OF CONTENTS

	Page No.
Balance Sheet (Unaudited)	1
Statement of Operations (Unaudited)	2
Statement of Stockholders' Equity (Unaudited)	3
Statement of Cash Flows (Unaudited)	4

LTSE Group, Inc.
Balance Sheet
(Unaudited)
December 31, 2019

ASSETS

Cash and cash equivalents	$	61,153
Prepaid and other current assets		79,200
Due from related parties		442
Investments in subsidiaries		10
Total assets	$	140,805

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$	-
Stockholders' equity		
Common Stock: $0.0001 par value: 65,711,070 shares issued and outstanding		657
Additional paid-in capital		263,208
Accumulated deficit		(123,060)
Total stockholders' equity		140,805
Total liabilities and stockholders' equity	$	140,805

The accompanying notes are an integral part of these financial statements.

LTSE Group, Inc.
Statement of Operations
(Unaudited)
For the Period from February 1, 2019 (inception) through December 31, 2019

Revenue	$ -
Operating expenses	122,260
Loss from operations before provision for income taxes	(122,260)
Provision for income taxes	800
Net loss	$ (123,060)

The accompanying notes are an integral part of these financial statements.

LTSE Group, Inc.
Statement of Stockholders' Equity
(Unaudited)
For the Period from February 1, 2019 (inception) through December 31, 2019

	Common Stock		Additional	Retained Earnings (Accumulated	
	Shares	Amount	Paid-In Capital	Deficit)	Total
Balance, February 1, 2019	-	$ -	$ -	$ -	$ -
Issuance of common stock	65,711,070	657	262,766	-	263,423
Stock-based compensation expense	-	-	442	-	442
Net loss	-	-	-	(123,060)	(123,060)
Balance, December 31, 2019	65,711,070	$ 657	$ 263,208	$ (123,060)	$ 140,805

The accompanying notes are an integral part of these financial statements.

LTSE Group, Inc.
Statement of Cash Flows
(Unaudited)
For the Period from February 1, 2019 (inception) through December 31, 2019

Cash flows from operating activities		
Net loss	$	(123,060)
Adjustments to reconcile net loss to net cash used in operating activities		
Stock-based compensation expense		(442)
Changes in operating assets and liabilities		
Prepaid expenses		(79,200)
Net cash used in operating activities		(202,702)
Cash flows from investing activities		
Investment in subsidiary		(10)
Net cash used in investing activities		(10)
Cash flows from financing activities		
Proceeds from issuance of common stock		263,865
Net cash provided by financing activities		263,865
Net increase in cash and cash equivalents		61,153
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	61,153

Supplemental disclosure of cash flow information

Cash paid during the period for taxes	$	800

The accompanying notes are an integral part of these financial statements.

Addendum D-2

Unaudited Financial Statements of LTSE Services, Inc.

for the fiscal year ending 12/31/19

LTSE Services, Inc.

Financial Statements (Unaudited)

December 31, 2019 and 2018

armanino

TABLE OF CONTENTS

	Page No.
Balance Sheets (Unaudited)	1 - 3
Statement of Operations (Unaudited)	4
Statements of Stockholders' Equity (Unaudited)	5 - 6
Statement of Cash Flows (Unaudited)	7

LTSE Services, Inc.
Balance Sheets
(Unaudited)
December 31, 2019 and 2018

	2019	2018
ASSETS		
Current assets		
Cash	$ 64,306,561	$ 6,654,089
Restricted cash	448,953	-
Related party notes receivable	4,159,831	152,023
Related party interest receivable	40,719	16,500
Prepaid expenses	251,875	-
Due from related parties	(261,423)	-
Total current assets	68,946,516	6,822,612
Other assets		
Intercompany receivables	-	449,980
Investments in subsidiaries	-	20
Deposits	69,523	74,523
Total other assets	69,523	524,523
Total assets	$ 69,016,039	$ 7,347,135

The accompanying notes are an integral part of these financial statements.

LTSE Services, Inc.
Balance Sheets
(Unaudited)
December 31, 2019 and 2018

	2019	2018
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 120,084	$ 360,422
Accrued expenses	117,102	103,557
Total current liabilities	237,186	463,979
Stockholders' equity		
Common stock; $0.001 par value; 70,635,029 shares authorized:		
Class A common stock; $0.0001 par value; 14,937,500 shares designated, and 11,337,500 shares issued and outstanding at December 31, 2019 and 2018	1,134	1,134
Class B common stock; $0.0001 par value; 55,697,529 shares designated, and 893,571 shares issued and outstanding at December 31, 2019 and 2018	92	90
Preferred stock; $0.001 par value; 28,583,611 shares authorized:		
Founders convertible preferred stock; $0.0001 par value; 3,600,000 shares designated, issued, and outstanding at December 31, 2019 and 2018	360	360
Series A-1 convertible preferred stock; $0.0001 par value; 1,292,445 shares designated, issued, and outstanding at December 31, 2019 and 2018	129	129
Series A-2 convertible preferred stock; $0.0001 par value; 1,317,564 shares designated, issued, and outstanding at December 31, 2019 and 2018	132	132
Series A-3 convertible preferred stock; $0.0001 par value; 3,003,032 shares designated, issued, and outstanding at December 31, 2019 and 2018	300	300
Series A-4 convertible preferred stock; $0.0001 par value; 575,902 shares designated, issued, and outstanding at December 31, 2019 and 2018	58	58
Series A-5 convertible preferred stock; $0.0001 par value; 273,666 shares designated, issued, and outstanding at December 31, 2019 and 2018	27	27
Series A-6 convertible preferred stock; $0.0001 par value; 3,638,729 shares designated, issued, and outstanding at December 31, 2019 and 2018	364	364
Series A-7 convertible preferred stock; $0.0001 par value; 55,697,529 shares designated at December 31, 2019 and 2018; 14,882,273 and 15,008,856 shares issued and outstanding at December 31, 2019 and 2018, respectively	1,489	1,489
Series B convertible preferred stock; $0.0001 par value; 34,150,261 shares designated at December 31, 2019 and 2018; 20,088,388 and 0 shares issued and outstanding at December 31, 2019 and 2018, respectively	2,009	-
Series B convertible preferred stock; $0.0001 par value; 34,150,261 shares designated at December 31, 2019 and 2018; 4,187,118 and 0 shares issued and outstanding at December 31, 2019 and 2018, respectively	419	-

The accompanying notes are an integral part of these financial statements.

LTSE Services, Inc.
Balance Sheets
(Unaudited)
December 31, 2019 and 2018

	2019	2018
Additional paid-in capital	88,758,828	19,520,356
Accumulated deficit	(19,986,488)	(12,641,283)
Total stockholders' equity	68,778,853	6,883,156
Total liabilities and stockholders' equity	$ 69,016,039	$ 7,347,135

The accompanying notes are an integral part of these financial statements.

LTSE Services, Inc.
Statement of Operations
(Unaudited)
For the Year Ended December 31, 2019

Revenue	$ 283,944
Operating expenses	
General and administrative	3,300,761
Legal and regulatory	1,181,098
Payroll	443,067
Research and development	2,628,258
Total operating expenses	7,553,184
Loss from operations	(7,269,240)
Other income (expense)	
Interest income	366,825
Other expenses	(441,990)
Total other income (expense), net	(75,165)
Loss before provision for income taxes	(7,344,405)
Provision for income taxes	800
Net loss	$ (7,345,205)

The accompanying notes are an integral part of these financial statements.

LTSE Services, Inc.
Statements of Stockholders' Equity
(Unaudited)
For the Years Ended December 31, 2019 and 2018

	Class A Common Stock		Class B Common Stock		Founders Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock			Retained Earnings		
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	(Accumulated Deficit)	Treasury Stock	Total
Balance, January 1, 2018	11,337,500	$ 1,134	893,571	$ 90	3,600,000	$ 360	25,110,164	$ 2,511	-	$ -	$ 19,429,257	$ (7,262,141)	$ -	$ 12,171,211
Additional issuance costs for Series A-7 Convertible Preferred Stock recorded	-	-	-	-	-	-	-	-	-	-	(5,973)	-	-	(5,973)
Issuance of Series A-7 Convertible Preferred Stock for contract consideration	-	-	-	-	-	-	126,583	13	-	-	124,988	-	-	125,001
Cancellation of shares of Series A-7 Convertible Preferred Stock in conjunction with settlement agreement	-	-	-	-	-	-	(253,166)	(25)	-	-	(249,976)	-	-	(250,001)
Issuance of warrants for Class B Common Stock	-	-	-	-	-	-	-	-	-	-	5,500	-	-	5,500
Vesting of early-exercised options	-	-	-	-	-	-	-	-	-	-	44,542	-	-	44,542
Simple agreements for equity issued	-	-	-	-	-	-	-	-	-	-	100,000	-	-	100,000
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	72,018	-	-	72,018
Net loss	-	-	-	-	-	-	-	-	-	-	-	(5,379,142)	-	(5,379,142)
Balance, December 31, 2018	11,337,500	$ 1,134	893,571	$ 90	3,600,000	$ 360	24,983,581	$ 2,499	-	$ -	$ 19,520,356	$ (12,641,283)	$ -	$ 6,883,156

The accompanying notes are an integral part of these financial statements.

LTSE Services, Inc.
Statements of Stockholders' Equity
(Unaudited)
For the Years Ended December 31, 2019 and 2018

	Class A Common Stock		Class B Common Stock		Founders Convertible Preferred Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock					
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total
Balance, December 31, 2018	11,337,500	$ 1,134	893,571	$ 90	3,600,000	$ 360	24,983,581	$ 2,499	-	$ -	$ 19,520,356	$ (12,641,283)	$ -	$ 6,883,156
Additional issuance costs for Series A-7 Convertible Preferred Stock recorded	-	-	-	-	-	-	-	-	-	-	(8,521)	-	-	(8,521)
Class B Common Stock issued on exercise of options	-	-	19,622	2	-	-	-	-	-	-	4,119	-	-	4,121
Issuance of Class B Convertible Preferred Stock Recorded	-	-	-	-	-	-	-	-	20,088,388	2,009	49,736,840	-	-	49,738,849
Issuance costs related to Flex -B Convertible Preferred Stock	-	-	-	-	-	-	-	-	-	-	(303,682)	-	-	(303,682)
Issuance of Safe B-1 Convertible Preferred Stock	-	-	-	-	-	-	-	-	4,187,118	419	19,756,079	-	-	19,756,498
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	53,637	-	-	53,637
Net loss	-	-	-	-	-	-	-	-	-	-	-	(7,345,205)	-	(7,345,205)
Balance, December 31, 2019	11,337,500	$ 1,134	913,193	$ 92	3,600,000	$ 360	24,983,581	$ 2,499	24,275,506	$ 2,428	$ 88,758,828	$ (19,986,488)	$ -	$ 68,778,853

The accompanying notes are an integral part of these financial statements.

LTSE Services, Inc.
Statement of Cash Flows
(Unaudited)
For the Year Ended December 31, 2019

	2019	2018
Cash flows from operating activities		
Net loss	$ (7,345,205)	$ (5,379,142)
Adjustments to reconcile net loss to net cash used in operating activities		
Stock-based compensation	53,637	72,018
Warrant expense	-	5,500
Changes in operating assets and liabilities		
Notes receivable	(4,007,808)	(32,023)
Interest receivable	(24,219)	(7,031)
Prepaid expenses	(251,875)	12,787
Due from related party	261,423	-
Intercompany receivables	450,000	50,000
Other assets	5,000	(32,600)
Accounts payable	(174,915)	167,432
Accrued expenses	13,545	(179,149)
Net cash used in operating activities	(11,020,417)	(5,322,208)
Cash flows from financing activities		
Common units	4,119	-
Additional issuance costs for Series A-7 Convertible Preferred Stock	(8,521)	(5,973)
Simple agreements for equity issued	69,126,244	100,000
Net cash provided by financing activities	69,121,842	94,027
Net increase (decrease) in cash, cash equivalents and restricted cash	58,101,425	(5,228,181)
Cash, cash equivalents and restricted cash, beginning of year	6,654,089	11,882,270
Cash, cash equivalents and restricted cash, end of year	$ 64,755,514	$ 6,654,089

	2019	2018
Cash, cash equivalents and restricted cash consisted of the following:		
Cash	$ 64,306,561	$ 6,654,089
Restricted cash	448,953	-
	$ 64,755,514	$ 6,654,089

Supplemental disclosure of cash flow information

Cash paid during the year for taxes		$ 800

The accompanying notes are an integral part of these financial statements.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2020
Date as of which the information is accurate: June 30, 2020

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached are the audited financial statements of Long-Term Stock Exchange, Inc. for the fiscal year ending 12/31/2019. Long-Term Stock Exchange, Inc. has no consolidated subsidiaries.

Addendum

Audited Financial Statements of Long-Term Stock Exchange, Inc. for the fiscal year ending 12/31/19 .... I-1

Addendum I-1

Audited Financial Statements of Long-Term Stock Exchange, Inc.

for the fiscal year ending 12/31/19

Long-Term Stock Exchange, Inc.

Financial Statements

December 31, 2019

armanino

TABLE OF CONTENTS

	Page No.
Independent Auditor's Report	1 - 2
Balance Sheet	3
Statement of Operations	4
Statement of Stockholders' Equity (Deficit)	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 13

armanino

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Long-Term Stock Exchange, Inc.
San Francisco, California

We have audited the accompanying financial statements of Long-Term Stock Exchange, Inc. (a Delaware corporation) (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Long-Term Stock Exchange, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note 2 to the financial statements, the Company has adopted Accounting Standards Update 2014-09, *Presentation Revenue from Contracts with Customers* (Topic 606). Our opinion is not modified with respect to these matters.

Emphasis of Matter

As discussed in Note 10 to the financial statements, on March 11, 2020, the World Health Organization declared COVID-19, a novel strain of coronavirus, a global pandemic and recommended containment and mitigation measures worldwide. Given the uncertainty of the situation, the duration of the Company's disruption and related financial impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

Armanino LLP

Armanino LLP
San Jose, California

June 30, 2020

Long-Term Stock Exchange, Inc.
Balance Sheet
December 31, 2019

ASSETS

Current assets	
Cash	$ 1,671,294
Property and equipment	682,231
Total assets	$ 2,353,525

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities	
Accounts payable	$ 369,928
Accrued expenses	73,614
Due to parent	442
Due to affiliate	322,387
Total current liabilities	766,371
Non-current notes payable due to affiliate	4,000,000
Total liabilities	4,766,371
Stockholders' deficit	
Class A common stock; $0.01 par value; 1,000 shares issued and outstanding at December 31, 2019	10
Accumulated deficit	(2,412,856)
Total stockholders' deficit	(2,412,846)
Total liabilities and stockholders' deficit	$ 2,353,525

Long-Term Stock Exchange, Inc.
Statement of Operations
For the Year Ended December 31, 2019

Operating expenses	
General and administrative	$ 882,248
Legal and regulatory	1,080,756
Payroll	432,670
Total operating expenses	2,395,674
Loss from operations	(2,395,674)
Other expense	
Interest expense	(16,875)
Total other expense	(16,875)
Loss before provision for income taxes	(2,412,549)
Provision for income taxes	307
Net loss	$ (2,412,856)

The accompanying notes are an integral part of these financial statements.

Long-Term Stock Exchange, Inc.
Statement of Stockholders' Equity (Deficit)
For the Year Ended December 31, 2019

	Common Stock		Additional	Retained Earnings (Accumulated	
	Shares	Amount	Paid-In Capital	Deficit)	Total
Balance, January 1, 2019	-	$ -	$ -	$ -	$ -
Issuance of Series A common stock	1,000	10	-	-	10
Net loss	-	-	-	(2,412,856)	(2,412,856)
Balance, December 31, 2019	1,000	$ 10	$ -	$ (2,412,856)	$ (2,412,846)

The accompanying notes are an integral part of these financial statements.

Long-Term Stock Exchange, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities	
Net loss	$ (2,412,856)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Accounts payable	369,928
Accrued expenses	73,614
Due to parent	442
Due to affiliate	322,387
Net cash used in operating activities	(1,646,485)
Cash flows from investing activities	
Purchases of property and equipment	(682,231)
Net cash used in investing activities	(682,231)
Cash flows from financing activities	
Proceeds from note payable to affiliate company	4,000,000
Issuance of Series A common stock	10
Net cash provided by financing activities	4,000,010
Net increase in cash and cash equivalents	1,671,294
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ 1,671,294

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Long-Term Stock Exchange, Inc. (the "Company") was incorporated in Delaware in 2017 and is a wholly-owned subsidiary of LTSE Group, Inc (the "Parent"). Both entities are affiliated with LTSE Services, Inc. (the "Affiliate"), which was formerly LTSE Holdings, Inc.. On May 10, 2019, the Securities and Exchange Commission ("SEC") approved the Company's application to operate a new national securities exchange in the United Stated of America. The exchange, once operational, will introduce a new public market listings option for companies committed to long-term thinking. Management is currently in the process of operationalizing the stock exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting based upon accounting principles generally accepted in the United States of America ("U.S. GAAP").

Liquidity

The Chairman of the Board of Directors of the Parent has communicated the Parent entity's willingness, ability, and intent to continue to fund the Company's operations through June 30, 2021, as needed.

Intercompany transactions

The Company has engaged in multiple transactions with both its Parent and Affiliate entities. The Company has determined these transactions were consummated at arm's-length and has properly disclosed transactions with both its Parent and Affiliate entities in these financial statements.

Use of estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2019, cash and cash equivalents consist of cash deposited with a financial institution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash and cash equivalents with one financial institution and such amounts exceed federally insured limits. At December 31, 2019, the Company had a cash balance of $1,671,294 with the financial institution. The Company has not experienced any losses on its cash and cash equivalents.

The Company is subject to risks common to companies in the financial services industry including, but not limited to, new technological innovations, and dependence on key personnel,. There can be no assurance that the Company's products or services will be accepted in the marketplace. Nor can there be any assurance that any future products or services can be developed or deployed at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all. These factors could have a materially adverse effect on the Company's future financial results, financial position and cash flows.

Property and equipment

Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

Property and equipment	5 years
Computer equipment	3 years

Stock-based compensation

The Company estimates the fair value of each employee stock option on the date of grant using the Black-Scholes-Merton option pricing model which is recorded as stock-based compensation over the requisite service period. The model requires management to make a number of assumptions including expected volatility, expected life, risk-free interest rate, and expected dividends.

Given the Company's limited history, the Company used comparable companies' calculated historical volatility to estimate the Company's expected volatility.

The expected life of the options is based on the average period the stock options are expected to remain outstanding based on the options' vesting terms and contractual terms.

The risk-free interest rate assumption is based on published interest rates for United States Treasury zero-coupon issues with a remaining term approximately equal to the expected life assumed at the date of grant appropriate for the terms of the Company's stock options granted.

The dividend yield assumption is based on the Company's history and expectation of no dividend payouts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation (continued)

The Company accounts for forfeitures of granted stock options when they actually occur.

Income taxes

The Company accounts for income taxes using the asset and liability method, whereby, deferred tax asset and liability account balances are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pretax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are more-likely-than-not to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized.

Change in accounting principle

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606), which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in U.S. GAAP. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The Organization adopted ASU 2014-09 with a date of the initial application of January 1, 2019, using the full retrospective method.

The Company has not started generating revenue from business operations as of December 31, 2019. As such, adoption of ASU 2014-09 did not have an impact on the Company's financial position, result of operations, or cash flows.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Computer equipment	$ 682,231

3. PROPERTY AND EQUIPMENT (continued)

As all assets were placed into service after year-end, no depreciation expense was recorded for the year ended December 31, 2019.

4. ACCRUED EXPENSES

Accrued expenses consisted of the following:

Credit card	$	7,983
Employee benefits		3,424
Legal		62,207
	$	73,614

5. PARENT AND AFFILIATE ACCRUALS

Accruals due to related parties consisted of the following:

Current		
Due to parent	$	442
Due to affiliate		322,387
		322,829
Long-term		
Non-current notes payable due to affiliate		4,000,000
		4,000,000
	$	4,322,829

The amount due to Parent represents stock-based compensation recorded by the Company as of December 31, 2019 for options to purchase LTSE Group, Inc. common stock issued to employees of the Company under the Parent's equity incentive plan. As of December 31, 2019, total stock-based compensation expense recorded by the Company for options granted to employees by LTSE Group, Inc. was $442.

The amount due to Affiliate represents the following:

- Stock-based compensation recorded by the Company as of December 31, 2019 for options to purchase LTSE Services, Inc. common stock issued to employees of the Company under the Affiliate's equity incentive plan. As of December 31, 2019, total stock-based compensation expense recorded by the Company for options granted to employees by LTSE Services, Inc. was $53,637.
- Unpaid management fees for operational services rendered to the Company as of December 31, 2019. As of December 31, 2019, total accrued management fees were $251,875.

5. PARENT AND AFFILIATE ACCRUALS (continued)

- Accrued interest on the non-current notes payable due to Affiliate (Note 5). As of December 31, 2019, total accrued interest on the non-current notes payable due to Affiliate were $16,875.

See Note 5 for more information regarding the non-current notes payable due to Affiliate.

6. LOANS PAYABLE

In May 2019, the Company entered into a promissory note agreement ("note agreement") with LTSE Services, Inc. Under the note agreement, the Company is allowed to draw up to $5 million in loans from LTSE Services, Inc., all draws bear interest at an annual rate of 3%, and principal plus all unpaid and accrued interest is due at the earlier of (i) three years subsequent to the receipt of the requested funds, or (ii) the consummation of the Company's next sale of capital stock to investors. During the period from May to December 2019, the Company drew down $4,000,000 under the note agreement. As of December 31, 2019, total accrued and unpaid interest was recorded to due to affiliate and amounted to $16,875 (Note 4).

As of December 31, 2019, all draws under the note agreement are due to be repaid between May and December 2022.

7. STOCKHOLDER'S EQUITY

The Company is authorized to issue up to 1,000 shares of common stock. All outstanding common stock has been issued to the Parent entity.

8. STOCK-BASED COMPENSATION

In 2016 and 2019, the Affiliate and Parent entities established the 2016 and 2019 Stock Plans, respectively, which provides for the grant of incentive stock options, non-statutory stock options, and restrictive stock to employees of all affiliated entities. The Affiliate and Parent Boards of Directors respectively have the authority to approve the employees and non-employees to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; (iii) the option exercise price (which shall not be less than 100% of the fair market value of the common stock as of the date of the grant for incentive and non-statutory stock options or less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock). Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of all classes of stock) from the date of grant. Generally, options vest over a four to ten year period. Option activity noted below and the related expense was granted from the Affiliate and Parent entities to employees of the Company and the expense has been recorded within the accompanying statement of operations and as a payable due to both the Affiliate and Parent entities for the respective expense recognized each year (Note 4).

8. STOCK-BASED COMPENSATION (continued)

Employee stock-based compensation

There were no options exercised by employees of the Company during the year ended December 31, 2019. Total stock-based compensation expense for the year ended December 31, 2019 was $54,079, and as of December 31, 2019, unamortized stock-based compensation totaled $164,811 with a weighted-average remaining life of 8.90 years.

The total fair value of stock options vested during the year ended December 31, 2019 was $20,635 and the weighted average fair value of stock options granted during 2019 was $0.18 per share.

The assumptions used under the Black-Scholes-Merton option pricing model and the weighted average calculated value of the options granted to employees of the Company are as follows:

Dividend yield	-
Expected volatility	22.79%
Expected term (in years)	7.32
Risk-free interest rate	1.93%

9. INCOME TAX

The provision for income tax for the year ended December 31, 2019 consisted of the following:

Current	
State	$ 307

Significant components of the Company's deferred income tax assets and liabilities are as follows:

Deferred tax assets	
Accruals and reserves	$ 9,907
Net operating losses and credit carryovers	3,564
Organization and start-up costs	479,717
Total current	493,188
Valuation allowance	(489,584)
Total deferred tax assets	3,604
Deferred tax liabilities	
Fixed assets	(3,604)
Total deferred tax liabilities	(3,604)
Total net deferred tax asset	$ -

9. INCOME TAX (continued)

At December 31, 2019, the Company had net operating loss carry-forwards for federal and state income tax purposes of approximately $16,875 and $315, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carry-forwards will begin to expire in 2039.

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an “ownership change” of a corporation. Accordingly, a company’s ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 30, 2020, which is the date the financial statements were available to be issued. Other than the event described below, no other subsequent events have occurred that would have a material impact on the presentation of the Organization's financial statements.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID-19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of businesses and shelter in place orders.In addition, the U.S. Government enacted the Coronavirus Aid, Relief, and Economic Security Act, which includes significant provisions to provide relief and assistance to affected organizations.

While the business disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings and shelter in place orders. The Company has adjusted certain aspects of its operations to protect its employees. Because the Company's operations are directly impacted by these events, it is clear that this matter has already impacted the Company and will likely continue to do so in the forthcoming months. However, the ultimate financial impact and duration cannot be reasonably estimated at this time.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2020
Date as of which the information is accurate: June 30, 2020

Exhibit K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital.

For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;

2. Title or Status;

3. Date title or status was acquired;

4. Approximate ownership interest; and

5. Whether the person has control, a term that is defined in the instructions to this Form.

Long-Term Stock Exchange, Inc. ("**LTSE**") is 100% owned by LTSE Group, Inc., a privately-held corporation. The following persons beneficially own approximately 5% or more of LTSE Group, Inc. as of the date of this Exhibit:

Full legal name	Title or Status	Date title or status was acquired	Approximate ownership interest[1]	Control person
Eric Ries	Chief Executive Officer and Director	May 7, 2019	18.5%	Yes
John V. Bautista	Director	May 7, 2019	5.8%	Yes

[1] Represents the number of shares of total Common Stock beneficially owned by each stockholder as a percentage of the total number of shares of such class outstanding. As of the date of this Exhibit there are 70,882,834 shares of Common Stock outstanding. Common Stock is the only class of shares outstanding, although LTSE Group, Inc. is authorized to issue a class of Preferred Stock as well. Both classes of stock have one vote per share.

Founders Fund-related entities[2]	Stockholder	May 7, 2019	17.5%	No
Collaborative-related entities[3]	Stockholder	May 7, 2019	10.7%	No
Obvious Ventures II, L.P.	Stockholder	May 7, 2019	6.5%	No

[2] Includes 4,919,193 shares held by The Founders Fund V, LP (which represents 6.9% of the Common Stock), 69,621 shares held by The Founders Fund V Entrepreneurs Fund, LP (which represents less than 0.1% of the Common Stock), 1,323,265 shares held by The Founders Fund V Principals Fund, LP (which represents 1.9% of the Common Stock), 4,784,090 shares held by The Founders Fund VI, LP (which represents 6.7% of the Common Stock), 59,482 shares held by The Founders Fund VI Entrepreneurs Fund, LP (which represents less than 0.1% of the Common Stock), 1,182,945 shares held by The Founders Fund VI Principals Fund, LP (which represents 1.7% of the Common Stock), and 50,684 shares held by the Brian Singerman Revocable Trust dated 4/8/2015 (which represents which represents less than 0.1% of the Common Stock).

[3] Includes 4,766,501 shares held by Collaborative III, L.P. (which represents 6.7% of the Common Stock) and 2,812,374 shares held by Collab III L-B, LLC (which represents 4.0% of the Common Stock).

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2020
Date as of which the information is accurate: June 30, 2020

Exhibit M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2020
Date as of which the information is accurate: June 30, 2020

<u>Exhibit N</u>

Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

The Exchange has not commenced operations and, therefore, it has no securities that are listed or traded on the Exchange. When it commences operations, the Exchange intends to accept for trading securities that are National Market System ("NMS") stocks, as defined by Regulation NMS Rule 600(b)(47), that are eligible for processing and clearing within the Continuous Net Settlement ("CNS") system at the National Securities Clearing Corporation ("NSCC"). All such securities are registered under Section 12(a) of the Exchange Act.

While no securities will be listed on the Exchange, at the time it commences operations, the Exchange intends to list securities in the future. All securities traded but not listed on the Exchange will be admitted to trading pursuant to unlisted trading privileges.

The information required under this exhibit will be kept up to date and will available to the Commission and the public upon request.